September 28, 2021

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Kathryn Jacobsen Mr. Edwin Kim Mr. Robert Littlepage Ms. Jan Woo

Re:	TDCX Inc. (the “Company”) (CIK No. 0001803112) Registration Statement on Form F-1, as amended (Registration No. 333-259361) Registration Statement on Form 8-A (Registration No. 001-40841)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Time on September 30, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933 as amended, we wish to advise you that between September 27, 2021 and the date hereof, approximately 4,000 copies of the preliminary prospectus of the Company dated September 27, 2021 were distributed to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ Emma Taylor
Name:	Emma Taylor
Title:	Managing Director

Credit Suisse Securities (USA) LLC

By:	/s/ David Goldstein
Name:	David Goldstein
Title:	Managing Director

[TDCX – Underwriters’ Acceleration Request]